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                                                                Exhibit 13 (i)

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in this Post-Effective Amendment No. 7 to the Registration Statement No. 333-11137 of New England Variable Annuity Fund I of our report dated February 9, 2001 relating to the consolidated financial statements of Metropolitan Life Insurance Company and of our report dated February 16, 2001 relating to the financial statements of New England Variable Annuity Fund I appearing in the Statement of Additional Information, which is part of such Registration Statement.

We also consent to the reference to us under the headings "Per Unit Income and Capital Changes" in the Prospectus, which is a part of such Registration Statement and "Experts" in such Statement of Additional Information.


Deloitte & Touche LLP
New York, New York
April 23, 2001